Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX: SLW
October 3, 2008	NYSE: SLW

SILVER WHEATON ACQUIRES 25% OF THE LIFE OF MINE SILVER PRODUCTION FROM ALEXCO’S KENO HILL PROJECT IN THE YUKON, CANADA

VANCOUVER, BRITISH COLUMBIA, October 3, 2008 – Silver Wheaton Corp. (“Silver Wheaton”) (NYSE, TSX: SLW) is pleased to announce that it has agreed to purchase 25% of the life of mine silver produced by Alexco Resource Corp. (“Alexco”)(TSX: AXR, AMEX: AXU) at its Keno Hill project (“Keno Hill”) located in the Yukon Territory, Canada.  Keno Hill is historically one of the highest-grade and most prolific silver producing districts in the world.

Silver Wheaton will pay Alexco US$50 million to acquire 25% of all payable silver produced from the Keno Hill project, for the lesser of US$3.90 (subject to a one percent annual adjustment starting in year four after the achievement of specific operating targets) or the prevailing market price per ounce of silver delivered.  The upfront payment will be made in several tranches, with a total payment of US$15 million to fund ongoing underground development made upon the satisfaction of certain conditions, and the remaining US$35 million payment to fund mill construction and mine development costs made on a drawdown basis, upon the satisfaction of certain additional requirements, including the receipt of operating permits. Silver Wheaton is not required to contribute to further capital or exploration expenditures and Alexco has provided a completion guarantee with certain minimum production criteria by specific dates.  Payment for the transaction will be drawn from Silver Wheaton’s existing credit facilities.

Keno Hill, Alexco's flagship project, is located in the Yukon Territory, 330 kilometers north of Whitehorse, and comprises more than 30 historic mines.  From 1913 to 1989, the district produced more than 217 million ounces of silver with average grades in excess of 40 ounces per ton silver, 5% lead and 3% zinc (according to the Yukon Government's published Minfile database). These historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers.

Alexco acquired the 240 square kilometre Keno Hill project in 2006 and has invested over US$26 million on exploration in and around at least seven of the historic mines.  As a result of their exploration success, Alexco completed a preliminary economic assessment (“PEA”) on the Bellekeno deposit in July 2008, and is advancing Bellekeno towards production.  The PEA forecasts a production start in 2010 with average annual mine production of 3.3 million ounces of silver, 30.1 million pounds of lead and 24.5 million pounds of zinc over an initial five year mine life.  It is expected that the mine life will be extended significantly through continued exploration success.  Currently, underground development is underway to access the deeper portions of the Bellekeno deposit.

Silver Wheaton is a trademark of Silver Wheaton Corp.

Bellekeno is anticipated to be a low cost producer employing primarily cut and fill mining methods to feed a conventional flotation mill that ramps up from 250 tonnes per day in year one increasing to 400 tonnes per day by year three.  A copy of the Bellekeno PEA can be found on www.sedar.com under Alexco’s profile.

In addition to expanding the resources at Bellekeno, Alexco recently completed a very successful drilling program on several other highly prospective targets on the Keno Hill project.  A 43-101 compliant resource estimate for the historic Onek Mine, located only 1.5 kilometres northwest of the Bellekeno property, is expected to be completed later this year, and 2008 drilling at Onek continues to expand high grade silver-zinc mineralization previously identified in 2007 (see Alexco July 2, 2008 press release).  Infill drilling at the past producing Lucky Queen mine, the highest-grade historic silver producer in the Keno Hill district, returned several very high-grade silver intersections (see Alexco September 18, 2008 press release) and several other near term production targets were drilled in 2008, with drill results pending.

"By partnering with Alexco, Silver Wheaton is strategically positioned within one of the richest silver belts in the world”, said Peter Barnes, President and Chief Executive Officer of Silver Wheaton. “The Keno Hill district boasts a 75 year production history with unparalleled silver grades and we are excited to participate in the resumption of silver production in the area.  With more than 30 historic mines in the region, and numerous high quality exploration targets, we expect a long and prosperous partnership with Alexco.”

A conference call will be held on Friday, October 3, 2008 at 11:00 am (Eastern Time) to discuss this transaction. To participate in the live call use one of the following methods:

Dial toll free from Canada or the US:

1-888-280-8771

Dial from outside Canada or the US:

1-416-641-6124

Dial toll free from parts of Europe:

800-6578-9898

Live audio webcast:

www.silverwheaton.com

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and you can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:

1-800-408-3053

Dial from outside Canada or the US:

1-416-695-5800

Pass code:

3272334#

Archived audio webcast:

www.silverwheaton.com

The Bellekeno PEA completed by Alexco in July 2008 uses inferred mineral resources exclusively.  Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them to be categorized as mineral reserves, and there is no certainty that the inferred resources will be upgraded to a higher resource category or that the results of the PEA will be realized.

Mr. Randy V.J. Smallwood, P.Eng., Silver Wheaton’s Executive Vice President of Corporate Development, who is a “qualified person” as such term is defined under National Instrument 43-101, has reviewed and approved the contents of this news release.  Production rates and resources are as reported by Alexco in a technical report dated June 2008.

Cautionary Note Regarding Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Forward-looking statements include, but are not limited to, statements with respect to the expected future silver sales by Silver Wheaton and future production from the Bellekeno deposit.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions, the absence of control over mining operations from which Silver Wheaton purchases silver, such as the Bellekeno project, and risks related to these mining operations, including risks related to international operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Risk Factors” in Silver Wheaton’s Annual Information Form dated March 28, 2008 .  Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Silver Wheaton does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED AND INDICATED RESOURCES

This news release may use the terms “Measured” and “Indicated” Resources.  U.S. investors are advised that while such terms are recognized and required by Canadian regulations, the Securities and Exchange Commission does not recognize them.  U.S. investors are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into reserves.

For further information, please contact:

Brad Kopp

Director, Investor Relations

Silver Wheaton Corp.

Tel: 1-800-380-8687

Email: info@silverwheaton.com

Website: www.silverwheaton.com